Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

October 18, 2016

Mara L. Ransom U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	iFresh Inc.

Draft Registration Statement on Form S-4

Submitted August 10, 2016

File No. 333-213061

Dear Ms. Ransom:

On behalf of our client, iFresh Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 9, 2016 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

General

1.	We note disclosure throughout the registration statement that the Amended and Restated Articles of Incorporation restricts the ability of any shareholder or group of shareholders from voting or exercising redemption rights with respect to more than 20% of the ordinary shares sold in the IPO. We further note disclosure about the number of shares the lead investor has agreed to hold and the number of shares the lead investor has agreed to vote in favor of the business combination. Please tell us whether the lead investor is restricted in the number of ordinary shares the lead investor can vote and for which the lead investor can exercise redemption rights. If so, please disclose the following:

●	Whether you have consented to the lead investor’s ability to vote and redeem more than 20% of the shares acquired by the lead investor in the IPO and the terms of any agreement related to such consent;

Los Angeles      New York      Chicago       Nashville      Washington, DC     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

October 18, 2016 Page 2

●	How Excess Shares are considered for purposes of determining a quorum; and

●	The percentage of shares that the lead investor and Initial Shareholders have agreed to vote in favor of the Business Combination and Redomestication proposal out of the total number of shares that may be voted, excluding Excess Shares.

Response: The Amended S-4 has been revised to reflect that there is no restriction with respect to voting. The Company has not consented to the lead investor’s ability to redeem more than 20% of the shares acquired, but instead has agreed to repurchase 500,000 of such shares promptly after the closing of the business combination, which has been disclosed throughout the document, including on the prospectus cover page.

Cover Page of the Registrant Statement

2.	It appears that each Right entitles the holder to receive one-tenth of an ordinary share upon consummation of an initial business transaction. Please revise your reference to one-seventh of an ordinary share in the registration fee table accordingly.

Response: The reference on registration fee table of the Amended S-4 has been revised in accordance with the Staff’s comment.

Questions and Answers about the Proposals

Q: Do any of E-compass’s directors or officers have interests that may conflict..., page 2

3.	Please disclose that the initial shareholders may purchase additional shares in the open market prior to the record date.

Response: This disclosure has been added on page 3 of the Amended S-4.

Prospectus Summary

The Redomestication, Business Combination and Acquisition Agreement, page 8

4.	We note your statement here and throughout the prospectus that you do not expect there to be more than three million shares that exercise redemption rights based on your agreement with the Lead Investor not to redeem one million of its shares. Please tell us whether the Initial Stockholders have indicated whether they plan to exercise redemption rights.

Response: The initial stockholders of the Company are contractually prohibited from exercising redemption rights.

October 18, 2016 Page 3

The Acquisition Agreement, page 10

5.	Please provide additional detail about your required debt financing as soon as you have additional information. Please also disclose whether you plan to seek more than $15 million in debt financing prior to closing. In this regard, we note the projections on page 50 assume that $25 million in debt financing is raised.

Response: Although the acquisition agreement requires a minimum of $15 million of debt financing, the Company is targeting raising $25 million. The Company has still not entered into a definitive agreement with respect to the debt financing. The disclosure on page 11 has been revised to disclose the foregoing.

Risk Factors

If E-compass’s security holders exercise their registration rights, page 30

6.	Please place this risk factor into context by disclosing the date on which the initial shareholders’ shares may be released from escrow.

Response: This risk factor on page 27 of the Amended S-4 has been revised in accordance with the Staff’s comment. The Company will fill in applicable dates once it has more definitive timing for the shareholder’s meeting.

There will be a substantial number of iFresh’s common stock available for sale, page 32

7.	We note your disclosure that following the expiration of the restricted period, there will be an additional 81,716,667 shares available for trading. Please tell us how you arrived at this number and disclose any anticipated issuances of equity securities. In this regard, we note that it appears that you will have approximately 17,310,000 ordinary shares outstanding following the redomestication and issuance of ordinary shares to former shareholders of NYM.

Response: The disclosure on page 29 of the Amended S-4 has been revised to correct the typographical error.

October 18, 2016 Page 4

Capitalization, page 35

8.	Please reconcile for us Cash and cash equivalents As Adjusted Assuming Maximum Redemption to the Pro Forma Condensed Combined Balance sheet on page 90. Please also tell your basis for presenting different amounts.

Response: The disclosure on page 31 has been revised to reconcile the disclosure with the disclosure on page 79.

9.	You disclose that Cash and cash equivalents As Adjusted Assuming no Redemption is calculated assuming E-compass Acquisition Corp. (“E-compass”) does not make any permitted repurchases. However, the amount disclosed appears to assume the repurchase of 500,000 shares at a price of $10.00 immediately after the business combination. In this regard, the amount disclosed agrees to the similarly titled line item in the Pro Forma Condensed Combined Balance Sheet which assumes this repurchase. Please revise or explain why your current disclosure is reasonable.

Response: The disclosure on page 31 has been revised in accordance with the Staff’s comments.

10.	The line item titled “Long-term debt, including current portion” does not appear to include the current portion of long-term debt. Please revise or explain why your disclosure is correct.

Response: The disclosure on page 31 has been revised in accordance with the Staff’s comments.

11.	Please revise to include the NYM Holding, Inc.’s (“NYM”) current and non-current note payable or explain why these amounts should not be included in the capitalization table.

Response: The disclosure on page 31 has been revised in accordance with the Staff’s comments.

12.	Total capitalization is typically the sum of debt and shareholders’ equity since that represents how the entity is capitalized. Please revise or advise.

Response: The disclosure on page 31 has been revised in accordance with the Staff’s comments.

October 18, 2016 Page 5

Redemption Rights, page 39

13.	Please quantify the number of share redemptions that would cause net tangible assets to be less than $5,000,001.

Response: The last paragraph under Redemption Rights on page 35 reads as follows:

The Business Combination will not be consummated if the holders of 3,500,000 or more of E-compass’s ordinary shares exercise their redemption rights. However, our lead investor agreed to hold 1,000,000 of the shares it purchased in our initial public offering through the consummation of our initial business combination, vote in favor of the proposed business combination and not seek redemption in connection therewith. As a result, we do not expect there to be more than 3,000,000 shares that exercise redemption rights. We will enter into an agreement with our lead investor to repurchase 500,000 of such non-redeemable shares promptly after the closing of our business combination at a purchase price of $10.00 per share.

The Business Combination Proposal

Background of the Business Combination, page 44

14.	Please provide additional disclosure about the scope of the discussions with the 5 potential targets identified on page 45, including whether NYM is included in this figure. Please provide additional detail about why you did not pursue the non-NYM targets.

Response: The disclosure on pages 39-40 has been revised in accordance with the Staff’s comments.

15.	Please discuss the role Mr. Hao played in the proposed transaction and when he was engaged as your special advisor.

Response: The disclosure on page 40 has been revised in accordance with the Staff’s comments.

16.	Please provide additional disclosure about the internal discussions of E-compass management on March 10, 2016.

Response: The disclosure on page 40 has been revised in accordance with the Staff’s comments.

17.	We note the numerous meetings that took place between July 19, 2016 and July 25, 2016 to negotiate the Acquisition Agreement. Please provide more detail regarding the issues discussed at these meetings.

Response: The disclosure on page 41 has been revised in accordance with the Staff’s comments.

October 18, 2016 Page 6

18.	We note that on July 25, 2016 the board of directors engaged in “considerable review and discussion” and the Acquisition Agreement was unanimously approved. Please disclose what the board of directors discussed and reviewed. For example, please disclose how the consideration to be paid was reached and whether any alternative forms or combinations of consideration were discussed, and provide additional detail about “how the value of NYM was determined.”

Response: The disclosure on pages 41 has been revised in accordance with the Staff’s comments.

E-compass Board’s Reasons for the Approval of the Acquisition, page 47

19.	Please tell us whether the operating cost projections referenced in the first bullet include operating cost projections for NYM. If so, disclose such projections.

Response: The Company revised the caption “operating cost projections” to “financial projections”. The financial projections include sales, net income and EBITDA, which have been included in the disclosure of projected financial results on pages 43 and 44.

20.	Please provide us with supplemental support for your statements that “NYM is a leading Chinese grocery chain.” In doing so, please disclose whether the statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and disclose the basis of such belief. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Further, please disclose the metric by which “NYM is a leading Chinese grocery chain.”

Response: The Company deleted the term “leading” throughout the document and replaced it with “well-recognized”.

21.	We note your disclosure about the anticipated growth in Asian-American population between 2014 and 2050. If known, please place this disclosure into context by quantifying the anticipated growth in Asian-American population in the markets that you plan to target.

Response: The Company was unable to locate any statistics specifying the growth of Asian-Americans in NYM’s target markets.

October 18, 2016 Page 7

22.	Reference is made to the first and second bullet points on page 49 where you disclose Store Ming EBITDA for the fiscal year ended March 31, 2016 and expected typical new store EBITDA for the first three years after acquisition. Reference is also made to the first and third bullet points on page 106 where you disclose Store Ming EBITDA and Zen adjusted EBITDA for the year ended March 31, 2016. Please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The disclosure on page 94 has been revised in accordance with the Staff’s comments, and a cross-reference has been added to page 42.

23.	Please place your disclosure regarding the post-acquisition performance of Store Ming into context by providing disclosure about sales and EBITDA for Store Ming prior to NYM’s acquisition.

Response: NYM doesn’t have the historical records of Store Ming prior to its acquisition, which took place in 2009. Although certain sales information was disclosed to NYM at the time it acquired Store Ming, NYM doesn’t have information about net income or EBITDA prior to its acquisition.

Actual and Projected Financial Results, page 49

24.	Please briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information. In this regard, we note that the projections assume the addition of 4 stores in FY2017 and 6 stores in FY2018. It appears this growth exceeds the number of stores added in any prior year. Please refer to Item 10(b) of Regulation S-K.

Response: The disclosure on page 44 has been revised in accordance with the Staff’s comments.

25.	Please disclose how management calculated NYM’s Enterprise Value to be $148 million, including any valuation method on which the calculation is based.

Response: The disclosure on page 46 has been revised in accordance with the Staff’s comments.

Other Considerations, page 53

26.	We note the statement that the Board of Directors focused its analysis on “whether the proposed business combination is likely to generate a return for its shareholders that is greater than if the trust were to be liquidated.” Please disclose the respective returns the board analyzed in order to come to its conclusion that the proposed merger represents a greater return than liquidation.

Response: The disclosure on page 46-47 has been revised in accordance with the Staff’s comments.

October 18, 2016 Page 8

Material U.S. Federal Income Tax Consequences, page 54

27.	Please tell us whether you plan on providing a tax opinion. If you do not, please provide your analysis as to why one is not required. Please refer to Sections III.B and III.C of Staff Legal Bulletin 19 (Oct. 14, 2011).

Response: A form of tax opinion is being filed with the Amended S-4 as Exhibit 8.1.

The Redomestication Proposal, page 72

28.	We note your disclosure here that the Redomestication Proposal requires the affirmative vote of the holders of a majority of the E-compass shares outstanding. However, on page 3 the disclosure states that the Redomestication Proposal requires the affirmative vote of the holders of two-thirds of the E-compass ordinary shares outstanding. Please revise the prospectus to make the disclosure consistent throughout. In this regard, we note your disclosure on page 9 that the Business Combination is conditioned on a majority of shares present and entitled to vote voting in favor of the Business Combination. However, your disclosure elsewhere indicates that approval of the Business Combination requires the affirmative vote of at least two-thirds of E-compass ordinary shares.

Response: The relevant disclosures have been revised in the Amended S-4 to reflect that approval requires the affirmative vote of two-thirds of the issued and outstanding shares as of the record date that are present and entitled to vote at the meeting.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 92

29.	Please tell us and consider disclosing how you determined $25,000,000 of debt financing and whether you have a financing commitment. Please also tell us and consider disclosing how this amount may vary depending on how many shares are redeemed.

Response: $25,000,000 is the amount of financing that NYM requires to fully execute its expansion plans in fiscal years 2017 and 2018. The Company is still working on the debt financing of $25,000,000. If there are no redemptions and the funds released from the trust account will be sufficient for NYM to execute its business plan, NYM may choose not to obtain any debt financing. As of the date of this letter, the Company has not yet received a commitment for the financing. The Company added disclosure in note (j) on page 82 accordingly.

October 18, 2016 Page 9

30.	Please disclose whether interest expense is computed using the current interest rate or the interest rate for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, disclosures of the effect on income of a 1/8 percent variance in interest rates should be disclosed.

Response: The interest expense was calculated based on an estimate of 8% of annual interest rate for a five-year term debt instrument. The Company added disclosure for the estimated interest rate in note (l) on page 82.

NYM’s Business Model, page 100

31.	We note your disclosure on page 100 that NYM has built “long-term relationships” with farms that supply Chinese specialty items. Please disclose whether any contractual relationships exist with these suppliers and if so, whether any of these contracts are exclusive. If so, please disclose the material terms of such contracts.

Response: NYM doesn’t enter into long term arrangements with its Farm suppliers. The disclosure on page 88 has been revised in accordance with the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations...

Results of Operation

Net Sales, page 117

32.	In your analysis of results of operations on page 117, you attribute changes in your net sales to a combination of factors. For example, you disclose that net sales increased 2.6% due to promotional activities and increased customer traffic from a recently renovated store. Please separately quantify the impact of each material factor that you have identified.

Response: The disclosure on page 108 has been revised in accordance with the Staff’s comments.

33.	Please separately quantify the amount of wholesale and retail sales that make up the “Net sales-third parties” line item.

Response: The disclosure on page 108 has been revised in accordance with the Staff’s comments.

October 18, 2016 Page 10

Cost of sales, Occupancy costs and Gross Profit, page 117

34.	We note your disclosure on page 103 that Strong America and NYMG allow you to sell products to NYM retail supermarkets at “attractive prices, ensuring attractive profitable margin.” In this section, to the extent possible, please discuss how the profit margins earned on wholesale sales compare to the margins earned on goods sold in NYM retail locations.

Response: The disclosure on page 109 has been revised in accordance with the Staff’s comments.

Liquidity and Capital Resources, page 119

35.	Please provide management’s estimate of the amount of future cash resources necessary to support NYM’s development plan, including planned acquisitions and the development of an e-commerce platform.

Response: The disclosure on page 110 has been revised in accordance with the Staff’s comments.

Contractual Obligations, page 119

36.	Please tell us your consideration of including notes payable, capital lease obligations and estimated interest payments on outstanding long-term debt obligations in the table of contractual obligations.

Response: The disclosure on page 112 has been revised in accordance with the Staff’s comments.

37.	Please tell us your consideration of disclosing in a note to the table of contractual obligations whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated. If disclosed, provide context for the reader to understand the impact of such costs on your total operating lease obligations.

Response: Footnote (1) on page 112 has been added in accordance with the Staff’s comments.

Critical Accounting Policies and Estimates, page 120

38.	Critical accounting estimates are those estimates or assumptions where:

●	The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and

October 18, 2016 Page 11

●	The impact of the estimates and assumptions on financial condition or operating performance is material.

Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise your disclosures to:

●	Address why accounting estimates or assumptions bear the risk of change;

●	Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;

●	Describe the methods and key assumptions used and how the key assumptions were determined;

●	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Response: The disclosure on pages 112-113 has been revised in accordance with the Staff’s comments.

Financial Statements, page F-1

39.	Please update the financial statements and financial information included in the filing to include interim periods ended June 30, 2016 and June 30, 2015. Refer to Rule 8-08 of Regulation S-X.

Response: The Company and NYM have updated their financial statements and related financial statements in accordance with Rule 8-08 of Regulation S-X.

October 18, 2016 Page 12

NYM Holding, Inc. and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements

15. Income Taxes, page F-21

40.	Please revise to provide unrecognized tax benefit related disclosures pursuant to ASC 740-10-50-15 and 15A.

Response: There was no accrual for uncertain tax positions or for interest and penalties related to uncertain tax positions for the years ended March 31, 2016 and 2015. NYM does not believe that there will be a material change in its unrecognized tax positions over the next twelve months.

41.	We note the statement at the bottom of page F-22. Please advise whether there are any existing tax returns considered delinquent. We may have further comment.

Response: NYM does not currently have any delinquent tax returns.

E-Compass Acquisition Corp. Financial Statements

Notes to Financial Statements

Note 7 – Shareholders’ Equity, page F-39

42.	Reference is made to the first paragraph on page 15 which states that each of E-compass’s ordinary shares consists of one ordinary share and one right to acquire 1/10 of an ordinary share of E-compass. Please tell us whether each ordinary share sold to the Initial Shareholders at a price of approximately $0.02 per share include a right to acquire 1/10 of an ordinary share. If so, please revise to disclose this fact in Note 7. Otherwise, please reconcile for us your disclosure on page 15 to the notes to financial statements.

Response: The Company notes that the disclosure on page 15 specifies that each unit consists of one ordinary share and one right, which is accurate. The initial shareholders purchased ordinary shares, not rights, at a price of approximately $0.02 per share, which is correctly disclosed on page F-39.

Security Ownership of the Combined Company After the Business Combination, page 141

October 18, 2016 Page 13

43.	Please disclose the name of the individual with voting and investment control over the shares held by Shenwan Hongyuang Securities Co.

Response: The disclosure on page 131 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner